UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-38421

BIT DIGITAL, INC.

(Translation of registrant’s name into English)

33 Irving Place, New York, NY 10003

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒         Form 40-F ☐

 INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the Company’s Board Diversity Matrix as of December 31, 2023 and December 31, 2022.

Exhibit Index

A copy of the Bit Digital, Inc.’s Board Diversity Matrix is being furnished as Exhibit 99.1 with this Report on Form 6-K.

Exhibit 99.1	Bit Digital’s Company’s Board Diversity Matrix as of December 31, 2023 and December 31, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2024	Bit Digital, Inc.
(Registrant)

	By:	/s/ Samir Tabar
	Name:	Samir Tabar
	Title:	Chief Executive Officer